UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For November 27, 2002

Commission File Number 1-7953

RIO ALGOM LIMITED
(Translation of Registrant’s name into English)

66 Wellington Street West, Suite 3600 Toronto, Ontario, Canada (Address of Principal Executive Offices)	M5H 1N6 (Zip Code)

(416) 868-7544
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Submitted with this Form 6-K is the following document:

     Material Change Report dated November 27, 2002.

MATERIAL CHANGE REPORT

Pursuant to

Section 85(1) of the Securities Act (British Columbia)
Section 146(1) of the Securities Act (Alberta)
Section 84(1) of the Securities Act (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 73 of the Securities Act (Quebec)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1 — Reporting Issuer:

     Rio Algom Limited
     c/o Fasken Martineau DuMoulin LLP
     66 Wellington Street West
     Suite 4200, Toronto-Dominion Bank Tower
     Toronto-Dominion Centre
     Toronto, Ontario
     M5K 1N6

Item 2 — Date of Material Change:

     November 27, 2002.

Item 3 – Press Release:

     The press release, attached hereto as Schedule “A”, was issued on November 27, 2002 through the Canada Newswire Service, Toronto, Ontario.

Item 4 – Summary of Material Change:

     Rio Algom Limited announced on November 27, 2002 that it will redeem effective February 1, 2003 all of the Cdn.$353.4 million outstanding Rio Algom 5.5% Convertible Unsecured Subordinated Debentures. The debentures trade on the Toronto Stock Exchange under the symbol ROM.DB.

Item 5 – Full Description of Material Change:

     See attached Schedule “A”.

Item 6 – Reliance on Confidentiality Sections of the Securities Acts:

     Not applicable.

Item 7 — Omitted Information:

     Not applicable.

Item 8 – Senior Officers:

     For further information, please contact Michael Neumann, Secretary at (713) 961-8523.

Item 9 – Statement of Senior Officer:

     The foregoing accurately discloses the material change referred to herein.

     DATED this 27th day of November, 2002.

RIO ALGOM LIMITED

per: “Philippe Monier” Name: Philippe Monier Title: Chief Financial Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

2

SCHEDULE “A”

FOR IMMEDIATE RELEASE

Toronto, Ontario – November 27, 2002 — Rio Algom Limited announced today that it will redeem effective February 1, 2003 all of the Cdn.$353.4 million outstanding Rio Algom 5.5% Convertible Unsecured Subordinated Debentures. The debentures trade on the Toronto Stock Exchange under the symbol ROM.DB.

Holders of the debentures will be entitled to receive Cdn.$1000.00 in principal and Cdn.$27.50 in accrued and unpaid interest to and including January 31, 2003 in full payment for each Cdn.$1000.00 debenture held by surrendering their debentures to Computershare Trust Company of Canada, at its principal offices in Montreal, Toronto, Calgary or Vancouver, on or after the first business day following February 1, 2003. From and after February 1, 2003, all interest on the debentures shall cease.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2002	RIO ALGOM LIMITED (Registrant)

By: “Philippe Monier” Name: Philippe Monier Title: Chief Financial Officer